FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of        March, 2003

        HEALTHCARE TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

       3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of the following information concerning Healthcare Technologies Ltd., an Israeli corporation (the "Company"):

(i) Management's Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2002 and 2001; and

(ii) The following unaudited financial statements as of and for the six months ended June 30, 2002 and 2001:

Page
Interim Consolidated Balance Sheets at June 30, 2002 and 2001 (Unaudited)	S-1
Interim Consolidated Statements of Operations for the six months ended June 30, 2002 and 2001 (Unaudited)	S-3
Interim Consolidated Statement of Shareholders' Equity for the six months ended June 30, 2002 and 2001 (Unaudited)	S-4
Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2002 and 2001 (Unaudited)	S-6
Notes to Interim Consolidated Financial Statements (Unaudited)	S-9

(iii) Unaudited pro forma condensed financial information	S-19

2

Results of Operations

Throughout this discussion, we refer to ourselves, Healthcare Technologies Ltd., as "we" or "us" or "Healthcare."

Six months ended June 30, 2002 compared to Six months ended June 30, 2001

For the six months ended June 30, 2002, our sales decreased by approximately 8% to $8.1 million, compared to sales of approximately $8.8 million during the corresponding period of 2001. The decrease was mainly due to a 12% decrease in Gamidor's sales from $3.9 million during the first half of 2001 to $3.4 million in the first half of 2002 as a result of the termination of Labotix/Maccabi laboratory automation project. The sales of Danyel increased approximately 11% from $2.5 million in the 2001 period to $2.8 million in the 2002 period as a result of expanding its activities. Savyon's sales did not change materially and amounted to approximately $2.3 million in the first half of 2002.

Gross profit for the first half of 2002 amounted to approximately $3.2 million compared to a gross profit of approximately $3.1 million during the corresponding period of 2001. Savyon's gross profit increased from $0.7 million to approximately $1 million and Danyel's gross profit increased similarly from $0.63 million to $0.98 million, while Gamidor's gross profit decreased from $1.8 million to $1.2 million. The decrease in Gamidor's gross profit resulted mainly from Gamidor's participation, in 2001, in the Labotix/Maccabi laboratory automation project, which generated a non-recurring profit of approximately $0.2 million in the first half of 2001 as well as a decrease in sales as mentioned above.

Research and development costs for the six months ended June 30, 2002 decreased by approximately 40% and amounted to approximately $0.8 million compared to research and development costs of approximately $1.3 million during the corresponding period in 2001. This decrease included a $0.4 million decrease in the amount of Procognia's research and development expenses included in our consolidated financial results in the first half of 2002 as a result of our ceasing to include Procognia in our consolidated financial statements following the completion of the Procognia financing in April 2002, which reduced our equity interest in Procognia to 14.4%. Savyon's research and development expenses decreased from $0.4 million to $0.3 million mainly due to an increase in third party participation in research and development costs, and personal changes in the research and development department.

Selling and general and administrative expenses decreased by approximately 15% in the six months ended June 30, 2002, compared to the corresponding period in 2001, and were approximately  $3 million in 2002, compared to approximately $3.5 million in the corresponding period in 2001. This decrease includes a decrease by approximately 54% in the amount of Procognia general and administrative expenses included in our results (from $0.4 million to $0.2 million), due to Procognia's deconsolidation in 2002.

Amortization of goodwill was approximately $0.18 million during the six months ended June 30, 2002.

3

Operating loss in the six months ended June 30, 2002 was approximately $0.8 million, comparing to an operating loss in the corresponding period of 2001 of approximately $1.9 million, a decrease of approximately 58%. The share of Procognia's operating losses included in our consolidated financial statements decreased from approximately $ 1.3 million to $0.7 million due to Procognia's deconsolidation. Danyel's operating loss for the six months ended June 30, 2001 was approximately $0.1 million while in the six months ended June 30, 2002 Danyel became profitable with an operating profit of $0.3 million. Savyon decreased its operating loss from $0.9 million to $0.1 million for the period while Gamidor operated on a break even basis comparing to operating profit of $0.5 million in the six months ended June 30, 2001.

Net financial expenses increased to  $0.4 million for the six months ended June 30, 2002 compared with expenses of approximately $0.02 million for the six months ended June 30, 2001. The increase in net financial expenses was due mainly to the changes in the US$ - NIS exchange rate.

During the first half of 2002, we recorded a capital gain of $ 1.4 million as a result of Procognia's round of financing which reduced Healthcare share in Procognia to 14.4% (on a fully diluted basis) (described above in the Summary).

As a result of the foregoing, we became profitable during the six months ended June 30, 2002. The net income for the period was approximately $0.4 million compared to a net loss of approximately $0.8 million for the six months ended June 30, 2001.

Liquidity and Capital Resources

As of June 30, 2002, we had working capital of approximately $1.5 million and shareholders' equity of approximately $4.1 million. During the six months ended June 30, 2002, the cash flows used by operating activities were approximately $0.55 million and we used approximately $0.46 million of net cash flows in investing activities. The net cash flows used in investing activities consisted mainly of purchase of fixed assets and realization of investment in a subsidiary.

As of June 30, 2002, we had short-term credit of approximately $0.54 million (including current maturities) and long-term liabilities of $0.87 million. We believe that revenues from the sale of our medical diagnostic kit products, revenues from contract manufacturing and contract R&D and others, bank credits and our available cash resources will provide sufficient funds to meet anticipated cash requirements for our planned operations over the next twelve months.

4

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2002	2001	2001
	Unaudited		(Note 1b)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 971	$ 1,564	$ 1,177
Restricted cash	-	-	86
Marketable securities	-	218
Trade receivables (net of allowance for doubtful accounts $ 141, $ 11 and $ 57 at June 30, 2002 and 2001 and December 31, 2001, respectively)	4,131	4,146	4,468
Other accounts receivable and prepaid expenses	348	545	609
Inventories (Note 3)	1,722	1,635	1,795

Total current assets	7,172	8,108	8,135

LONG-TERM INVESTMENTS:
Investment in an affiliate	-	*) -	*) -
Minority interest in subsidiary's deficiency	-	55	-

	-	55	*) -

PROPERTY AND EQUIPMENT, NET	2,029	2,923	2,691

OTHER ASSETS, NET	1,474	1,977	1,659

	$ 10,675	$ 13,063	$ 12,485

*) Represents an amount lower than $ 1

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)
	June 30,		December 31,
	2002	2001	2001
	Unaudited		(Note 1b)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$ 315	$ 950	$ 392
Current maturities of long-term bank loans	226	974	768
Trade payables	3,268	3,536	3,953
Deferred capital gain	-	184	-
Other accounts payable and accrued expenses	1,905	2,112	2,367

Total current liabilities	5,714	7,756	7,480

LONG-TERM LIABILITIES:
Long-term banks loans	538	324	326
Convertible debentures, net	-	-	600
Accrued severance pay, net	328	317	300

	866	641	1,226

MINORITY INTEREST IN A SUBSIDIARY	-	159	-

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.04 par value - Authorized: 40,000,000 shares ; Issued and outstanding: 7,643,727 and 5,643,727 shares at June 30, 2002 and 2001, respectively; and 7,643,727 shares at December 31, 2001	99	81	99
Additional paid-in capital	16,240	14,706	16,240
Cumulative foreign currency translation adjustments	(125)	(6)	(91)
Accumulated deficit	(12,119)	(10,274)	(12,469)

	4,095	4,507	3,779

	$ 10,675	$ 13,063	$ 12,485

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)
	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				(Note 1b)

Sales (Note 5)	$ 8,108	$ 8,811	$ 4,029	$ 4,480	$ 16,013
Cost of sales	4,937	5,745	2,534	2,790	9,984

Gross profit	3,171	3,066	1,495	1,690	6,029

Research and development costs, net	792	1,312	157	687	3,164
Selling and marketing expenses	1,527	1,579	794	833	3,167
General and administrative expenses	1,471	1,960	711	894	3,966
Amortization of goodwill and technology	180	123	90	62	246

	3,970	4,974	1,752	2,476	10,543

Operating loss	(799)	(1,908)	(257)	(786)	(4,514)
Financial income (expenses), net	(402)	(24)	(225)	34	(311)

	(1,201)	(1,932)	(482)	(752)	(4,825)
Other income, net	1,345	718	1,345	408	896

Income (loss) before minority interest in losses of subsidiaries	144	(1,214)	863	(344)	(3,929)
Minority interest in losses of subsidiaries	206	396	-	207	916

Net income (loss)	$ 350	$ (818)	$ 863	$ (137)	$ (3,013)

Basic and diluted net earnings (loss) per NIS 1 par value of shares (in U.S. dollars)	$ 1.14	$ (3.63)	$ 2.82	$ (0.54)	$ (12.6)

Weighted average number of shares outstanding at the end of the period (in thousand)	7,644	5,644	7,644	6,346	5,977

The accompanying notes are an integral part of the interim consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Cumulative foreign currency translation adjustments	Accumulated deficit	Total shareholders' equity
	In thousands

Balance at January 1, 2001 (Note 1b)	4,644	$ 71	$ 15,715	$ 25	$ (9,456)	$ 6,355
Issuance of shares, net	2,000	18	1,534	-	-	1,552
Issuance of shares in respect of acquisition of Gamida Gen	1,000	10	740	-	-	750
Capital surplus in respect of transaction between the Company and a controlling shareholder, in respect of acquisition of Gamida Gen	-	-	(1,749)	-	-	(1,749)
Foreign currency translation adjustments	-	-	-	(116)	-	(116)
Net loss	-	-	-	-	(3,013)	(3,013)

Balance at December 31, 2001 (Note 1b)	7,644	99	16,240	(91)	(12,469)	3,779
Foreign currency translation adjustments (unaudited)	-	-	-	(34)	-	(34)
Net income (unaudited)	-	-	-	-	350	350

Balance at June 30, 2002 (unaudited)	7,644	$ 99	$ 16,240	$ (125)	$ (12,119)	$ 4,095

Balance at January 1, 2001 (Note 1b)	4,644	$ 71	$ 15,715	$ 25	$ (9,456)	$ 6,355
Issuance of shares in respect of acquisition of Gamida Gen (unaudited)	1,000	10	740	-	-	750
Capital surplus in respect of transaction between the Company and a controlling shareholder in respect of acquisition of Gamida Gen (unaudited)	-	-	(1,749)	-	-	(1,749)
Foreign currency translation adjustments (unaudited)	-	-	-	(31)	-	(31)
Net loss (unaudited)	-	-	-	-	(818)	(818)

Balance at June 30, 2001 (unaudited)	5,644	$ 81	$ 14,706	$ (6)	$ (10,274)	$ 4,507

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Number of shares	Share capital	Additional paid-in capital	Cumulative foreign currency translation adjustments	Accumulated deficit	Total shareholders' equity
	In thousands

Balance at April 1, 2002 (unaudited)	7,644	$ 99	$ 16,240	$ (159)	$ (12,982)	$ 3,198
Foreign currency translation adjustments (unaudited)	-	-	-	34		34
Net income (unaudited)	-	-	-	-	863	863

Balance at June 30, 2002 (unaudited)	7,644	$ 99	$ 16,240	$ (125)	$ (12,119)	$ 4,095

Balance at April 1, 2001 (unaudited)	5,644	$ 81	$ 14,706	$ (41)	$ (10,137)	$ 4,609
Foreign currency translation adjustments (unaudited)	-	-		35		35
Net loss (unaudited)	-	-	-	-	(137)	(137)

Balance at June 30, 2001 (unaudited)	5,644	$ 81	$ 14,706	$ (6)	$ (10,274)	$ 4,507

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				(Note 1b)
Cash flows from operating activities:
Net income (loss)	$ 350	$ (818)	$ 863	$ (137)	$ (3,013)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities (a)	(904)	(71)	(508)	(51)	40

Net cash provided by (used in) operating activities	(554)	(889)	355	(188)	(2,973)

Cash flows from investing activities:
Proceeds from sale of property and equipment	56	121	52	68	126
Proceeds from realization of Gamida Diagnostics UK	13	-	13	-	-
Purchase of property and equipment	(260)	(484)	(119)	(365)	(834)
Investment in other assets	-	(81)		(44)	-
Marketable securities, net	-	128		(9)	346
Restricted cash	86	-		-	(86)
Realization of investment in Glycodata (b)	(353)	-	(353)	-
Investment in Gamida Gen (c)	-	-	-	-	-

Net cash used in investing activities	(458)	(316)	(407)	(350)	(448)

Cash flows from financing activities:
Short-term bank credit, net	(76)	(660)	(437)	161	(1,200)
Proceeds from long-term bank loans	147	270	147	-	463
Principal payment of long-term bank loans	(246)	(446)	(176)	(90)	(795)
Proceeds from issuance of shares, net	-	-	-	-	1,552
Proceeds from issuance of debentures in Glycodata	1,000	-	-	-	1,000

Net cash provided by (used in) financing activities	825	(836)	(466)	71	1,020

Effect of exchange rate changes on cash and cash equivalents	(19)	(13)	16	15	(42)

Increase (decrease) in cash and cash equivalents	(206)	(2,054)	(502)	(452)	2,441
Cash and cash equivalents at beginning of period	1,177	3,618	1,473	2,016	3,618

Cash and cash equivalents at end of period	$ 971	$ 1,564	$ 971	$ 1,564	$ 1,177

*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2002	2001	2002	2001	2001
		Unaudited				(Note 1b)
(a)	Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:

	Depreciation and amortization	$ 623	$ 723	$ 253	$ 310	$ 1,426
	Erosion of long-term loans and loans to related party, net	(71)	(31)	(33)	(36)	5
	Capital loss (gain) on sale of property and equipment	17	8	16	(3)	7
	Minority interest in losses of subsidiaries	(206)	(396)	-	(207)	(916)
	Accrued interest on convertible debentures	38	-	-	-	16
	Accrued severance pay, net	40	166	8	74	149
	Capital gain from realization of Gamidor Diagnostics U.K.	(13)	-	(13)	-	-
	Gain from issuance of shares in Glycodata	(1,349)	(719)	(1,349)	(395)	(903)
	Decrease (increase) in trade receivables	278	175	281	399	(351)
	Decrease (increase) in other accounts receivable and prepaid expenses	114	326	167	(51)	47
	Decrease (increase) in inventories	57	(61)	(33)	110	(266)
	Decrease (increase) in trade payables	(273)	(349)	301	60	245
	Increase (decrease) in other accounts payable and accrued expenses	(159)	87	(106)	(312)	581

		$ (904)	$ (71)	$ (508)	$ (51)	$ 40

	Supplemental disclosure of cash flows activities:

	Cash paid during the period for:
	Interest	$ 68	$ 84	$ 20	$ 41	$ 160

The accompanying notes are an integral part of the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Six months ended June 30,		Three months ended June 30,		Year ended December 31,
2002	2001	2002	2001	2001
Unaudited				(Note 1b)
(b)	Realization of investment in Glycodata
	Working capital deficiency (excluding cash and cash equivalents)	$ (504)	$ -	$ (504)	$ -	$ -
	Property and equipment	391	-	391	-	-
	Long-term bank loans	(145)	-	(145)	-	-
	Minority interest in a subsidiary	612	-	612	-	-
	Convertible debentures	(2,044)	-	(2,044)	-	-
	Accrued severance pay	(12)	-	(12)	-	-
	Capital gain from decrease in holdings in Glycodata	1,349	-	1,349	-	-

		$ (353)	$ -	$ (353)	$ -	$ -

(c)	Investment in Gamida Gen:
	Assets and liabilities acquired:

	Working capital, net (excluding cash and cash equivalents)	$ -	$ -	$ -	$ -	$ (1,508)
	Property and equipment	-	-	-	-	22
	Technology	-	-	-	-	493
	Accrued severance pay	-	-	-	-	(6)
	Capital surplus in respect of transaction with a controlling shareholder	-	-	-	-	1,749
	Issuance of shares in consideration for the purchase	-	-	-	-	(750)

		$ -	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTE 1:- GENERAL

a. The consolidated financial statements include the unaudited consolidated balance sheets as of June 30, 2001 and 2002, and the consolidated statements of operations, changes in shareholders' equity and cash flows for the six months and three months ended June 30, 2001 and 2002. In management's opinion, this unaudited information has been prepared on the same basis as the audited consolidated financial statements and reflects all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information in accordance with generally accepted accounting principles for interim information (including all material differences between Israel and U.S. GAAP), for the periods presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

b. The consolidated financial statements as of December 31, 2001, are derived from the audited consolidated financial statements as of December 31, 2001.

c. In April 2002, Glycodata reorganized its structure by establishing a company in the UK ("the parent company"). As part of the transaction, the parent company exchanged the Ordinary and Preferred shares of the existing shareholders of Glycodata to Ordinary and Preferred shares of the parent company which have the same rights.

In April 2002, Glycodata's parent company, the Company's subsidiary, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 (out of which $1,250 related to conversion of convertible debentures) was raised. As a result, the Company's voting rights declined from 70% to 17% and consequently Glycodata's financial statements are no longer consolidated with those of the Company. As a result of the decline in voting rights the Company recorded a capital gain in the amount of $1,349.

d. In February 2002, the Company sold its investment in Gamidor Diagnostics UK in the amount of $13. As a result, the Company recorded a capital gain in the amount of $13.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel (" Israeli GAAP" ), which differ in certain respects from those followed in the United States, as described in Note 6.

a. The significant accounting policies applied in the consolidated financial statements as of June 30, 2002 are consistent with those applied in the consolidated financial statements as of December 31, 2001.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b. Future application of the accounting standards and their effect on the financial statements:

1. Discontinuation of the adjustment of financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinuance of the adjustment of financial statements. According to this Standard, beginning January 1, 2003, financial statements will discontinue to be adjusted for inflation in Israel.

According to the provisions of Accounting Standard No. 13, it is possible to continue to measure the financial statements based on the changes in foreign exchange rate in accordance with paragraph 29(a) of Opinion No. 36 of the Institute of Certified Public Accountants in Israel until the Israel Accounting Standard Board issues new guidelines in this issue. This Standard requires disclosure of the reasons for the presentation of the financial statements in foreign currency. This Standard also requires disclosure of the reasons for any change in the reporting currency.

2. Accounting Standard No. 14 - financial reporting for interim periods:

In August 2002, Accounting Standard No. 14 was published which discusses financial reporting for interim periods. The objective of the Standard is to determine the minimal contents for the financial reporting for interim periods, as well as to determine the principles for the recognition and measurement in financial statements for interim periods.

This accounting Standard, which is based on International Accounting Standard No. 34, "Interim Financial Reporting", replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel, which deals with financial statements for interim periods, and Opinion No. 60 which deals with the amendment of Opinion No. 43 with regard to the cancellation of the requirement to include information on nominal data in financial statements for interim periods. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

NOTE 3:- INVENTORIES

	June 30,		December 31,
	2002	2001	2001
	Unaudited		(Note 1b)

Raw materials and packaging materials	$ 275	$ 334	$ 318
Finished goods	1,447	1,301	1,477

	$ 1,722	$ 1,635	$ 1,795

NOTE 4:- COMMITMENTS AND CONTINGENT LIABILITIES

a. Royalty commitments:

1. Savyon Diagnostics ("Savyon") and Gamida Gen are obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the rate of LIBOR for grants received after January 1999.

Total royalties accrued or paid by Savyon and by Gamida Gen amounted to $ 52, $ 42 and $ 125 as of June 30, 2002 and 2001 and as of December 31, 2001, respectively.

At June 30, 2002 Savyon and Gamida Gen have remaining contingent obligation to the Government of Israel in the amount of $ 2,520 and $ 597, respectively.

2. Savyon is obligated to pay royalties to the Israel-United States Bi-National Industrial Research and Development Foundation ("BIRD-F") and companies related to certain universities in Israel, at rate of 3% to 7% on sales proceeds from products in accordance with the terms of the respective agreement. The maximum amount of royalties payable to BIRD-F is limited to 150% grants received linked to the dollar and to the U.S. Consumer Price Index ("CPI").

At June 30, 2002 Savyon has a remaining contingent obligation to BIRD-F in the amount of $ 191.

3. At June 30, 2002 Savyon has a contingent obligation to Yissum in Israel in the minimum amount of $ 12. In addition, Savyon is obligated to pay up to 50% of grants received, for any sub-license, with respect to certain products.

b. Lease commitments:

The Group has leased several buildings, offices and warehouses under a few lease agreements that expire on various dates the latest of which is September 2007, and motor vehicles under various operating leases that expire on various dates, the latest of which is in December 2003.

Future lease commitments under non-cancelable operating leases are as follows:

2002	$ 267
2003	429
2004	94
2005	53
2006 and thereafter	67

$ 910

Total rent expenses for the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001 were approximately $ 270, $ 219 and $ 536, respectively.

NOTE 4:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c. The Company has entered into a service agreement with Gamida Life Israel, a related company, according to which the Company is obligated to pay management fees of $ 10 per month.

The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

d. Charges (assets pledged) and guarantees:

1. As collateral for the credit line provided to the Group, totaling $ 370 as of June 30, 2002 the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

2. In connection with the building lease agreement, Savyon has provided guarantees for the fulfillment of its commitments in respect of the abovementioned rental agreement. Total guarantee as of June 30, 2002 was approximately $ 217.

e. Litigation:

The Company has become aware of third party patent rights which may adversely limit its operations in respect of certain diagnostic kits. The Company filed an opposition against this patent in June 1997. The opposition was overpowered in favor of the Company and the patent was revoked. An appeal was filed in May 1999 by the owner of the revoked patent. The Company filed a response to the appeal in February 2000. The Company's management believes, based on its lawyers' opinion, that the claim has no merit and intends to defend such claim. Accordingly, no provision has been provided for the lawsuit.

NOTE 5:- GEOGRAPHIC INFORMATION

The Company manages its business on the basis of one reportable segment. The Company and its subsidiaries are engaged in the development, manufacturing and marketing of medical diagnostic kits. The major sales market is the domestic market.

This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company attributes revenues based on the end customers' location.

NOTE 5:- GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the six and three months ended June 30, 2002 and 2001 and for the year ended December 31, 2001, and long-lived assets as of June 30, 2002 and 2001 and December 31, 2001:

	Six months ended				Year ended
	June 30,				December 31,
	2002		2001		2001
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets
	Unaudited				(Note 1b)

Israel	$ 6,352	$ 3,391	$ 7,020	$ 4,900	$ 12,535	$ 4,350
Europe	1,216	-	1,444	-	2,704	-
Other	540	-	347	-	774	-

	$ 8,108	$ 3,391	$ 8,811	$ 4,900	$ 16,013	$ 4,350

	Three months ended June 30,
	2002	2001
	Total revenues
	Unaudited

Israel	$ 3,176	$ 3,618
Europe	475	760
Other	378	102

	$ 4,029	$ 4,480

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS

a. The interim consolidated financial statements of the Company conform with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those followed in the United States ("U.S. GAAP"), as described in Note 20 to the consolidated financial statements as of December 31, 2001 and hereafter:

1. Decrease in holdings of voting rights resulting from issuance of an investee's or, a subsidiary evolving into an investee, Preferred shares to a third party:

In April 2002, Glycodata's parent company, the Company's subsidiary, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 was raised. As a result, the Company's voting rights declined from 70% to 17% and consequently Glycodata's that has now became an investee (rather than a subsidiary) financial statements are no longer consolidated with those of the Company.

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (Cont.)

According to Israeli GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of any type of shares, would result in a gain. The Company recorded a capital gain in the amount of $1,349. The previous losses that relate to the stock retained by the investor that were previously accrued, were reversed and the carrying amount of the investment was reduced to zero.

According to U.S. GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of other than Ordinary shares (Preferred shares), would not result in a gain. The previous losses that relate to the stock retained by the investor that were previously accrued, remained as part of the carrying amount of the investment. The Company recorded the investment in this investee, formerly a subsidiary, in its negative balance of $ (4,761).

2. Beneficial conversion feature on convertible securities:

As part of the capital raise in the parent of Glycodata, in April 2002, Glycodata's parent company, the Company's subsidiary, converted a portion of its convertible debentures in the amount of $1,250.

According to Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statement.

According to U.S. GAAP, EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", determine that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). In circumstances under which (a) the convertible securities become convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion term that change upon the occurrence of future event, the Task Force reach a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In addition, Issue 2 of EITF 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" states that changes to the conversion terms that would be triggerd by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

As the conversion terms of two convertible debentures issued by Glycodata would have been trigged only by a future event, the intrinsic value of such conversion options had not been recognized in earnings at the issuance date or until the conversion occurred in 2002. The Company recorded an expense in the amount of $313 in that regard.

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (Cont.)

b. The effect of material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

1. Comprehensive income (loss) (FASB 130):

	Total comprehensive loss	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Deferred compensation	Accumulated deficit	Total shareholders' equity

Balance at January 1, 2001		$ 71	$ 20,825	$ 25	$ (162)	$ (12,529)	$ 8,230
Net loss	$ (6,046)	-	-	-	-	(6,046)	(6,046)
Other comprehensive loss:
Foreign currency translation adjustments	(116)	-	-	(116)	-	-	(116)
Other comprehensive loss	(116)
Total comprehensive loss	$ (6,162)
Forfeiture of options granted to employees		-	(28)	-	28	-	-
Issuance of shares in respect of Gamida Gen		9	-	-	-	-	9
Issuance of shares, net		19	2,274	-	-	-	2,293
Amortization of deferred stock compensation		-	38	-	75	-	113

Balance at December 31, 2001		99	23,109	(91)	(59)	(18,575)	4,483
Net loss (unaudited)	$ (1,851)	-	-	-	-	(1,851)	(1,851)
Other comprehensive income (unaudited):
Foreign currency translation adjustments (unaudited)	(34)	-	-	(34)	-	-	(34)
Total other comprehensive loss (unaudited)	(34)
Total comprehensive income (unaudited)	$ (1,885)
Amortization of deferred stock compensation		-	-	-	27	-	27

Balance at June 30, 2002 (unaudited)		$ 99	$ 23,109	$ (125)	$ (32)	$ (20,426)	$ 2,625
Balance at January 1, 2001		$ 71	$ 20,825	$ 25	$ (162)	$ (12,529)	$ 8,230
Net loss (unaudited)	$ (2,291)	-	-	-	-	(2,291)	(2,291)
Other comprehensive loss (unaudited)
Foreign currency translation adjustments (unaudited)	(31)	-		(31)		-	(31)
Total other comprehensive loss (unaudited)	(31)
Total comprehensive income	$ (2,322)
Issuance of shares, net (unaudited)		10	740	-	-	-	750
Amortization of deferred stock compensation (unaudited)		-	-		39	-	39

Balance at June 30, 2001 (unaudited)		$ 81	$ 21,565	$ (6)	$ (123)	$ (14,820)	$ 6,697

*) Represents an amount lower than $ 1.

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (Cont.)

2. On statement of operations items:

	Six months ended June 30,		Year ended December 31,
	2002	2001	2001
	Unaudited		Note 1b

Net income (loss) as reported according to Israeli GAAP	$ 350	$ (818)	$ (3,013)
Amortization of goodwill	98	(319)	(463)
Additional amortization of technology	(404)	-	(583)
Healthcare's stock-based compensation expenses	(27)	(39)	(55)
Glycodata's stock-based compensation expenses	-	-	(20)
Glycodata's compensation expenses related to consultants	-	-	(38)
Capital gain from issuance of preferred shares in Glycodata (1)	-	(719)	(903)
Capital gain from decrease in holdings in Glycodata	(1,349)	-	-
Compensation expenses related to conversion of convertible debentures in Glycodata (2)	(313)	-	-
Minority interest in losses of Glycodata	(206)	(396)	(971)

Net loss according to U.S. GAAP	$ (1,851)	$ (2,291)	$ (6,046)

Net loss per share according to U.S. GAAP (basic and diluted)	$ (0.24)	$ (0.41)	$ (1.01)

Weighted average number of Ordinary shares used on computing net loss per share under U.S. GAAP (basic and diluted)	7,644	7,644	5,977

For the six months ended June 30, 2002 and 2001 and for the year ended December 31, 2001 all outstanding stock options have been excluded from the calculation of the diluted net earnings (loss) per Ordinary share because all such stock options were antidilutive. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings (loss) per share were 177,500, 217,500 for the six months ended June 30, 2002 and 2001, and for the year ended December 31, 2001, respectively.

(1) Elimination of capital gain (see Note 6.a.1.).

(2) Recognition of beneficial conversion feature upon conversion of the debentures (see Note 6.a.2.).

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (Cont.)

3. On balance sheet items:

	June 30, 2002 (unaudited)			June 30, 2001 (unaudited)
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Minority interest in subsidiary's deficiency	$ -	$ -	$ -	$ 55	$ (55)	$ -
Severance pay fund	-	830	830	-	864	864
Goodwill	617	2,529	3,146	811	2,663	3,474
Technology	359	762	1,121	467	1,661	2,128

Total assets	10,675	4,121	14,796	13,063	5,133	18,196

Deferred capital gain	-	-	-	(184)	184	-
Investment in Glycodata (1)	-	(4,761)	(4,761)	-	-	-
Accrued severance pay	(328)	(830)	(1,158)	(317)	(864)	(1,181)
Minority interest	-	-	-	(159)	214	55
Preferred shares in a subsidiary	-	-	-	-	(2,477)	(2,477)
Shareholders' equity (1) (2)	(4,095)	1,470	(2,625)	(4,507)	(2,190)	(6,697)

Total liabilities and shareholders' equity	$ (10,675)	$ (4,121)	$ (14,796)	$ (13,063)	$ (5,133)	$ (18,196)

	December 31, 2001 (Note 1b)
	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Severance pay fund	$ -	$ 893	$ 893
Goodwill	715	2,431	3,146
Technology	441	1,166	1,607

Total assets	12,485	4,490	16,975

Accrued severance pay	(300)	(893)	(1,193)
Convertible debentures	(600)	(416)	(1,016)
Preferred shares in a subsidiary	-	(2,477)	(2,477)
Shareholders' equity	(3,779)	(704)	(4,483)

Total liabilities and shareholders' equity	$ (12,485)	$ (4,490)	$ (16,975)

NOTE 6:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE FINANCIAL STATEMENTS (Cont.)

(1) Investment in Glycodata (see Note 6.a.1).

(2) Beneficial conversion feature upon conversion of the debenture (see Note 6.a.2.)

4. Statement of cash flows:

Six months ended June 30, 2001
Unaudited
	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Net cash provided by operating activities	$ (889)	$ (128)	$ (1,017)

Net cash used in investing activities	$ (316)	$ 128	$ (188)

- - - - - - -

    UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The following unaudited Pro Forma condensed financial statements have been prepared in accordance with generally accepted accounting principles in Israel to give effect to the investment of a third party in the Preferred B and B1 shares of Glycodata Ltd. ("Glycodata") and to the establishment of a joint venture named Savyon Diagnostics Products (2003) ("Savyon 2003") and the sale of certain assets, inventory, patent rights and know how from Savyon Diagnostics Ltd. ("Savyon"), a wholly-owned subsidiary, to Savyon 2003, as described in Note 1 to the unaudited Pro Forma condensed consolidated financial statements. The Pro Forma information gives effect to the application of the Pro Forma adjustments described in the accompanying notes. This financial data is not intended to be a result of operations forecast and the pro forma results of operations of Healthcare are not necessarily indicative of the results that may be expected in the future.

The following Unaudited Pro Forma condensed combined balance sheet as of June 30, 2002 gives effect to the joint venture establishment and the sale of assets, inventory patent rights and know how from Savyon to Savyon 2003 as if it had occurred on that date. According to Israeli GAAP, the assets and know how that were transferred to Savyon 2003, were recorded in Savyon's 2003 books according to their book value as it appeared in Savyon's books as of June 30, 2002. The excess of the purchase price over the book value of the assets, inventory, patent rights and know how that were transferred was recorded as additional paid-in capital pursuant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financials Statements), 1996. The Pro forma condensed balance sheet as of June 30, 2002, does not reflect the investment in Glycodata since the aforesaid investment in Glycodata, which occurred in April 2002 is included in the consolidated balance sheet of Healthcare as of June 30, 2002. Due to the fact that Healthcare's voting rights fell below the level of majority ownership (from 70% to 17%), Healthcare ceased consolidating Glycodata from April 2002 onward.

The following Unaudited Pro Forma Condensed Statements of Operations for the six months period ended June 30, 2002 and for the year ended December 31, 2001 give effect to the transactions as if they had occurred on January 1, 2001 and the historical statements of operations of Glycodata and Savyon for those periods had been deconsolidated and the historical statements of operations of Savyon 2003 have been included in the Company's financial statements based on proportionate consolidation method.

This Pro Forma information should be read in conjunction with the respective consolidated historical financial statements (including notes thereto) of the Company for the year ended December 31, 2001 and for the six months period ended June 30, 2002.

The Unaudited Pro Forma Condensed Financial Information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the transactions occurred on January 1, 2001, nor is it necessarily indicative of future financial results of operations. These Unaudited Pro Forma Condensed combined consolidated financial statements are based on the respective historical financial statements of Healthcare, Glycodata and Savyon. The Pro Forma adjustments are based on available financial information and certain estimates and assumptions that Healthcare believes are reasonable and that are set forth in the notes to the Unaudited Pro Forma Condensed Financial Information.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

U.S. dollars in thousands

	June 30, 2002
	Historical	Pro forma
	Healthcare consolidated	Adjustments	Note	Pro forma
2. ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 971	$ -		$ 971
Trade receivables	4,131	-		4,131
Other accounts receivable and prepaid expenses	348	1,420	2h	1,768
Inventories	1,722	(284)	2f	1,438

Total current assets	7,172	1,136		8,308

LONG-TERM RECEIVABLES	-	480	2h	480

PROPERTY AND EQUIPMENT, NET	2,029	(252)	2f	1,777

OTHER ASSETS, NET:	1,474	(280)	2f	1,194

Total assets	$ 10,675	$ 134		$ 11,759

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

U.S. dollars in thousands

	June 30, 2002
	Historical	Pro forma		Pro Forma
	Healthcare consolidated	Adjustments	Note	Combined

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$ 315	$ -		$ 315
Current maturities of long-term loans	226	-		226
Trade payable	3,268	-		3,268
Other accounts payable and accrued expenses	1,905	710	2f	2,615

Total current liabilities	5,714	710		6,424

LONG-TERM LIABILITIES:
Long-term bank loans	538	-		538
Long-term payables	-	240	2f	240
Accrued severance pay, net	328	-		328

	866	240		1,106

SHAREHOLDERS' EQUITY:
Share capital	99	-		99
Additional paid-in capital	16,240	134	2i, 2g	16,374
Cumulative foreign currency translation adjustments	(125)	-		(125)
Accumulated deficit	(12,119)	-		(12,119)

Total shareholders' equity	4,095	134		4,229

Total liabilities and shareholders' equity	$ 10,675	$ 134		$11,759

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Six months ended June 30, 2002
	Historical	Pro Forma	Pro Forma
	Healthcare consolidated	Adjustments in respect of Glycodata	Adjustments in respect of Savyon	Note	Pro forma

Sales	$ 8,108	$ -	$ (912)	2e	$ 7,196
Cost of sales	4,937	-	(546)	2e	4,391

Gross profit	3,171	-	(366)		2,805

Operating expenses:
Research and development expenses, net	792	(490)	(76)	2a, 2e	226
Selling and marketing expenses, net	1,527	-	(124)	2e	1,403
General and administrative expenses	1,471	(189)	(97)	2a, 2e	1,185
Amortization of goodwill and technology	180	-	(38)	2e	142

Total operating expenses	3,970	(679)	(335)		2,956

Operating loss	(799)	679	(31)		(151)

Financial income (expenses), net	(402)	18	7	2a , 2e	(377)

Income (loss) before taxes on income	(1,201)	697	(24)		(528)
Other income (expenses), net	1,345	(1,349)	-	2d	(4)
Minority interest in losses of subsidiary	206	(206)	-	2b	-

Net income (loss) for the period	$ 350	$ (858)	$ (24)		$ (532)

Basic and diluted net earnings (loss) per NIS 1 par value of shares	$ 1.14				$ (0.07)

Weighted average number of shares used in computing basic and diluted net loss per NIS 1 par value of shares	7,644				7,644

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

U.S. dollars in thousands
	Year ended December 31, 2001
	Historical	Pro Forma	Pro Forma
	Healthcare consolidated	Adjustments in respect of Glycodata	Adjustments in respect of Savyon	Note	Pro forma

Sales	$ 16,013	$ -	(2,147)	2e	$ 13,866
Cost of sales	9,984	-	(1,384)	2e	8,600

Gross profit	6,029	-	(763)		5,266

Operating expenses:
Research and development expenses, net	3,164	(2,197)	(308)	2a, 2e	659
Selling and marketing expenses, net	3,167	-	(307)	2e	2,860
General and administrative expenses	3,966	(1,022)	(661)	2a, 2e	2,283
Amortization of goodwill	246	-	(75)	2e	171

Total operating expenses	10,543	(3,219)	(1,351)		5,973

Operating loss	(4,514)	3,219	588		(707)

Financial income (expenses), net	(311)	(12)	(29)	2a, 2e	(352)

	(4,825)	3,207	559		(1,059)
Other income (expenses), net	896	(904)	-	2a, 2c	(8)
Minority interest in losses (earnings) of subsidiaries	916	(971)	-	2b	(55)

Net loss for the year	$ (3,013)	$ 1,332	$ 559		$ (1,122)

Earnings per share:
Basic and diluted net loss per share	$ (12.6)				$ (0.19)

Weighted average number of shares used in computing basic and diluted net loss per NIS 1 par value of shares	5,977				5,977

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: BASIS OF PRO FORMA PRESENTATION

a. In April 2002, Glycodata reorganized its structure by establishing a company in the UK ("the parent company"). As part of the transaction, the parent company exchanged the Ordinary and Preferred shares of the existing shareholders of Glycodata to Ordinary and Preferred shares of the parent company which have the same rights.

In April 2002, Glycodata's parent company, the Company's subsidiary, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 (out of which $ 1,250 related to conversion of convertible debentures) was raised. As a result, the Company's voting rights declined from 70% to 17% and consequently Glycodata's financial statements are no longer consolidated with those of the Company. As a result of the decline in voting rights the Company recorded, in accordance with Israeli GAAP, a capital gain of $ 1,349. The previously accured losses that relate to the shares retained by the investor were reversed and the carrying amount of the investment was reduced to zero.

b. On December 31, 2002, Healthcare entered into an agreement with the Levin Family LLC. for the establishment of a new jointly owned entity, Savyon 2003. At the same date Savyon 2003 purchased from Savyon certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $1.9 million to be paid as follows: $770 thousand on January 1, 2003, $430 thousand on March 31, 2003 and additional 35 monthly installments of $20 thousand each. According to Israeli GAAP, pursuant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financials Statements), 1996, control is defined as holdings of at least 50% of the voting rights of the investee. Accordingly, the assets, inventory, patent rights and know how that were transferred to Savyon 2003, were recorded in Savyon's 2003 books according to their book value as it appeared in Savyon's books prior to the sale. The excess of the purchase price over the book value of the assets and know how that were transferred was recorded as additional paid-in capital. In addition, the investment in Savyon 2003 would be accounted for according to the proportionate consolidations method (e.i 50% of the balances and results of Savyon 2003 will be consolidated in the Company's financial statements).

NOTE 2: PRO FORMA ADJUSTMENTS

Adjustments included in the pro forma condensed consolidated statements of operations are summarized as follows:

  Elimination of all Glycodata's expenses in the statements of operations.
  Elimination of the losses attributed to the minority in Glycodata.
  Elimination of gain from decrease in holdings in 2000, recorded in 2001, since this gain does not represent a continuing income.
  Elimination of gain from decrease in holdings in 2002, as this nonrecurring gain is directly attributable to the transaction.
  Elimination of 50% of Savyon's operations transferred to Savyon 2003 as part of the transaction in accordance with the proportionate consolidation method.
  Elimination of 50% of Savyon's assets and liabilities in the balance sheet to recognize the contribution of net assets to Savyon 2003.

  NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

  U.S. dollars in thousand

  Elimination of 50% of the excess of the purchase price over the book value of the assets and know how that were transferred that was recorded as additional paid-in capital of $134 thousand.

  Receivable on account of the assets, inventory, patent rights and know how acquired by Savyon 2003, amounted to $1.9 million, $1,420 thousand classified to short-term and $480 thousand classified to long-term.

  Recognition in the excess of the purchase price ($1.9 million) over the book value of the assets, inventory, patent rights and know how as appeared in Savyon's books as additional paid-in capital.

NOTE 3: MATERIAL DIFERRENCES BETWEEN ISRAELI AND US GAAP

The Pro Forma Condensed Combined Statements of Operations have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from these followed in the United States as described in the audited financial statements (Note 6) and below:

Proportionate consolidation:

Under Israeli GAAP, jointly controlled entities are included in the Company's consolidated financial statements, using the proportionate consolidation method.

Under U.S. GAAP investments in jointly controlled entities are accounted for by the equity method.

However, proportionate consolidation is permitted by the regulations of the Securities and Exchange Commission that are applicable to foreign private issuers.

Sale of assets from Savyon to Savyon 2003:

Under Israeli GAAP, pusruant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financial Statements), 1996, the transaction was between Savyon 2003 and a controlling party. Accordingly, assets, inventory, patent rights and know how that were transferred to Savyon 2003, were recorded in Savyon's 2003 books according to their book value as it appeared in Savyon's books. The excess of the purchase price over the book value of the assets and know how that were transferred was recorded as additional paid-in capital.

Under U.S. GAAP, the assets that were transferred to Savyon 2003 comprise a business based on EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business". However, Savyon 2003 qualifies as a joint venture, as defined in EITF 01-2, "Interpretations of APB Opinion No. 29". The Company holds a 50% equity interest in Savyon 2003 and has equal risks and rewards with the other investor. Under U.S GAAP, the property and equipment, inventory, patent rights and know-how sold to Savyon 2003 will be recorded in Savyon 2003 books according to Healthcare's carrying value with respect to its 50% in the joint venture. The excess of 50% of the purchase price over the carrying amount of 50% the net assets deemed sold to Savyon 2003 would be allocated to acquired technology. Healthcare will not recognize a gain amounting the difference between the purchase price and the book value as Savyon 2003 is highly leverage entity and realization of gain is not assured. Such difference would be carried to additional paid-in capital.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousand

On statement of operations items:
	Six months ended June 30, 2002	Year ended December 31, 2001
Pro forma net income (loss) as reported according to Israeli GAAP	$ (532)	$ (1,122)
Reconciliation items in historical financial statements:
Amortization of goodwill	98	(463)
Amortization of technology	(404)	(583)
Healthcare's stock-based compensation expenses	(27)	(55)
Expenses related to beneficial conversion feature of convertible debentures	(313)	-

Pro forma net loss according to U.S. GAAP	$ (1,178)	$ (2,223)

Weighted average shares used for computation of basic and diluted earnings per share (in thousands)	7,644	5,977

Pro forma basic and diluted net loss per share	$ (0.15)	$ (0.37)

On balance sheet:

	June 30, 2002 (unaudited)
	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Severance pay fund	$ -	$ 830	$ 830
Goodwill	617	2,529	3,146
Technology	359	896	1,255

Total assets	10,809	4,255	15,064

Deferred capital gain	-	-	-
Investment in Glycodata	-	(4,761)	(4,761)
Accrued severance pay	(328)	(830)	(1,158)
Shareholders' equity	(4,078)	1,604	(2,474)

Total liabilities and shareholders' equity	$ (10,809)	$ (4,255)	$ (15,064)

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.

(Registrant)

By: /s/ Daniel Kropf

Daniel Kropf

Chairman of the Board

Dated: March 14, 2003